BB

[redacted]

SECUR 04017239 IMISSION

6-10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH., D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAXONY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Kendrick Plaza

(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Griffard (314) 963-9336

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Griffard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CHARLES A. DAIRAGHI
Notary Public – Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: April 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 158 SECTION

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 7, 2004

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash and cash equivalents	$ 820,302
Receivables from broker/dealers	331,565
Furniture and equipment at cost, net of $6,341 accumulated depreciation	39,292
Other assets	24,836
TOTAL ASSETS	$ 1,215,995

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 19,699
Commissions payable	429,461
Payable to broker/dealers	147,971
Total Liabilities	$ 597,131
SHAREHOLDERS' EQUITY	
Preferred stock, voting, 10% non-cumulative, $5 par value; authorized 4,000 shares; issued and outstanding 3,000 shares	$ 15,000
Common stock, $1 par value; authorized 18,000 shares, issued and outstanding 11,353 shares;	11,353
Additional paid-in capital	578,647
Retained earnings	13,864
Total Shareholders' Equity	$ 618,864
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,215,995

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Missouri on July 13, 2001. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began during February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Furniture and equipment - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004 the Company's net capital and required net capital were $544,393 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 110%.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Company has deposited $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included with the receivables from broker/dealers on the statement of financial condition.

Additional terms of this agreement state the Company is liable for termination fees if the Company terminates the agreement. The fees will be subordinate to the claims of the Company's customers and are as follows:

Termination Period	Fee
In Year 1	$ 250,000
In Year 2	125,000
In Year 3	50,000
In Subsequent Years	Reasonable costs

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

Through their Clearing Broker/dealer, the Company enters into various transactions, on behalf of its customers, involving derivatives and other off-balance sheet financial instruments. These financial instruments include options and mortgage-backed to-be-announced securities (TBA's). These derivative financial instruments are used to meet the needs of customers are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company's exposure to risk is limited to the risk stated previously should the customers fail to meet their contractual commitments pertaining to the purchase, sale, exercise and possible financing of these financial instruments.

NOTE 4 - LEASE COMMITMENT

Minimum annual rentals under a noncancellable lease for office space that expires March 31, 2005, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2005	$ 19,600

Effective November 30, 2003, the Company's prior lease for office space was terminated and the agreement for new office space became effective December 1, 2003. Rent expense relating to these agreements for the year ended March 31, 2004 was $20,525.

NOTE 5 - INCOME TAXES

The Company has yet unused a net operating loss a carryforward of $173,680 which begins to expire on January 1, 2018.

NOTE 6 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with Saxony Financial Holdings, LLC (the majority shareholder), Saxony Capital Management, LLC, Saxony Insurance Agency, LLC, RECA Group, Inc., Skyy Technology, Inc. and Coastline Financial Corp.

The Company has entered into two written lease agreements with RECA Group, Inc. (RECA). Both agreements are on a month to month basis and can be terminated by either party with 30 days written notice. One agreement is for a copier and the other is for software. Total payments the Company made during the year ended March 31, 2004 relating to these agreements were $588 and $13,950 respectively.

Pursuant to terms of an agreement with Saxony Capital Management, LLC (SCM), the Company will receive remuneration for providing administrative services to SCM. During the year ended March 31, 2004, the Company has received $1,500 from SCM, as payment for these services. In addition, the Company has been reimbursed $68,387 from SCM for commissions the Company has paid on SCM's behalf of which $5,407 was receivable at March 31, 2004.

The Company has paid Skyy Technology, Inc. $21,795 for various computer services provided during the year and $4,394 of this amount was payable at March 31, 2004.

The Company has paid Coastline Financial Corp. $95,593, for business development services it provided the Company during the year ended March 31, 2004.

NOTE 7 - THREATENED LITIGATION

The Company has received two customer complaints. The Company has concluded from its reviews that it does not appear the above claims and allegations are supported by the facts. To date, the Company has not received responses to the letters that it sent answering both complaints.

NOTE 7 - THREATENED LITIGATION - (Continued)

In the first complaint, the customer has requested the "reinstatement" of equity mutual funds which were liquidated to purchase a fixed annuity for $262,274 that was not purchased. The same customer has requested the rescission of a $524,747 fixed annuity and the "reinstatement" of equity mutual funds liquidated to purchase the annuity. No specific amount of loss incurred by the customer was mentioned in the complaint.

In the second complaint, the customer has requested the rescission of a $384,602 variable annuity purchase. No specific amount of loss incurred by the customer was mentioned in the complaint.

The Company plans to vigorously defend against these allegations and cannot estimate the potential loss or the probable outcome of these complaints if pursued further by the respective customers. The Company has made no accrual for the complaints referenced above.

NOTE 8 - SERVICE AGREEMENT

Effective April 6, 2004, the Company entered into an agreement for online training resources and services. The agreement has an initial three year term and will automatically renew for additional one year terms, unless terminated by thirty days written notice prior to the end of the term.

Pursuant to the terms of the agreement, the fee schedule for services to be provided is as follows:

Service Year	Amount
One	$ 9,645
Two	8,745
Three	8,745
Total Fees	$ 27,135

NOTE 9 - SHAREHOLDER AGREEMENT

In conjunction with the sale of Company stock totaling 15% of the outstanding shares of common and preferred stock on September 2, 2003, the Company entered into an agreement that allows the purchasing shareholder to acquire additional shares to maintain a 15% ownership in the Company if additional shares are issued. Additionally, the agreement contains employment terms for the shareholder and the requirement to obtain ownership group approval for all owner compensation over a defined amount.